Exhibit 99.1

Theratechnologies Establishes New At-The-Market Facility

Montreal, QC – July 23, 2021 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has established an at-the-market (“ATM”) equity program allowing Theratechnologies to issue and sell up to US $50 million common shares from treasury (the “Common Shares”) to the public at the Company’s sole discretion and at the prevailing market price. Sales of the Common Shares under the ATM program will be made pursuant to the terms of a sales agreement dated July 23, 2021 with Cantor Fitzgerald & Co (the “Agent”). The volume and timing of distributions under the ATM program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations.

All Common Shares sold pursuant to the ATM will be sold through the Nasdaq Capital Market or another marketplace upon which the Common Shares are listed, quoted or otherwise traded in the United States, at the prevailing market price at the time of sale.

In connection with the ATM, Theratechnologies has filed a prospectus supplement dated July 23, 2021 (the “Prospectus Supplement”) with the securities regulatory authorities in each of the provinces of Canada and with the United States Securities and Exchange Commission (“SEC”), which supplements the Company’s Canadian short form base shelf prospectus dated November 15, 2019 (the “Base Shelf Prospectus”), and the Company’s shelf registration statement on Form F-10 declared effective on November 15, 2019 by the SEC. A copy of the Prospectus Supplement is available on our SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov. Alternatively, a copy of the Prospectus Supplement and accompanying base shelf prospectus are available upon request by contacting the Agent, Attn: Capital Markets, 499 Park Avenue, 4th Floor, New York, New York 10022 or by email at prospectus@cantor.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of, the securities under the ATM program in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”), that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”,

“should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the offer and sale of Common Shares, and the use of proceeds from the ATM program.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the Covid-19 pandemic will have limited adverse effect on the ATM program, the price, volume, timing and the regulatory approval for any distributions, the proceeds from the ATM program will be allocated for the activities set forth herein and we will have enough funds to carry out our business plan.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 24, 2021 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 24, 2021 under Theratechnologies’ public filings for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For Investor Inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

514-336-7800

Leah Gibson

Senior Director, Investor Relations

lgibson@theratech.com

617-356-1009